SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. REPORTS Q1 2016 FINANCIAL RESULTS

May 30, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q1 2016, ended March 31, 2016. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com). Exchange rates used for USD to CAD conversions are listed at the end of the press release.

Fiscal Q1 2016 Quarterly Financial Summary

(Refer to Non-GAAP Measures, Gross Margin discussion below)

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Revenue for Q1 2016 was US $2.1 million with a gross margin of 75% compared to Q1 2015 revenue of US $3.7 million with a gross margin of 4%. Revenue was lower year over year due to the shift towards longer-term, recurring revenue streams such as loyalty. Despite the lower revenues, the gross margin was 1875% higher (the company defines gross margin as revenue less campaign infrastructure costs).

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Revenue for Q1 2016 was 14% higher than revenue in Q4 2015.

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The higher margin profile of Q1 2016 is due to the shift in the revenue mix from one off short term promotions and rewards to longer term higher margin loyalty and API licensing deals.

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Sales bookings (which include recurring revenue streams) for Q1 2016 totaled US $4.5MM in comparison to US $0.8 MM in Q1 2015, an increase of 462%. The current bookings backlog stands at US $6.4 MM. The associated revenue will be recognized through 2017.

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The company estimates that based on new bookings made in the recently concluded first quarter and previous bookings from 2015, we are already guaranteed over US 6MM in revenue for 2016 which is half of our 2015 full year revenue (US $11.9 MM). The 2016 Revenue number will increase as the current pipeline converts into new bookings over the next three quarters. The margin on this revenue is estimated to be at 70% or higher.

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The current sales pipeline stands at $24.5MM as of May 23rd, 2016.

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In Q1 2016 Loyalty and API revenue streams were 43% of total revenue in comparison to 2% for Q1 2015.

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The last two quarters (Q4 2015 and Q1 2016) have marked the beginning of a new phase for the company’s sales with longer and higher value contracts and greater recurring revenues from Loyalty sales, reflecting the increased acceptance of the company’s solutions and a shift from one-time promotions to loyalty and embedded API deals.

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The company had US$4.5 million of current assets at the end of Q1 with no outstanding bank debt. This is prior to the recently concluded equity raise that the company successfully closed in the past few weeks.

Q1 2016 Corporate Highlights

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A record 71 deals were sold in Q1 2016, the highest number in the company’s history.

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Snipp also had 60+ ongoing programs, during Q1, 2016 reflecting the scalability of its platform and operations

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Client diversity expanded, with no single industry contributing more than 20% of bookings (the largest, Consumer Packaged Goods, accounted for 19% followed by alcoholic beverages at 15%).

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Completed integration activities related to acquisitions carried out in 2015 that have put Snipp on the path to accrue over US $2.0 MM in annual savings. The full benefit of this will begin accruing to the company in Q3 2016.

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In Q1 2016 the company completed the cross-training process between the former Hip Digital and Snipp sales forces.

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Snipp continued development work on extensions to our product offerings, with a particular emphasis on our SnippLoyalty solution and SnippInsights, our much anticipated data mining solution.

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Our sales strategy toward greater engagement with customers has begun to show results, with loyalty programs accounting for 69% of the value of the largest contracts booked in Q1 2016.

“We kicked off this year on a very positive note as we took another step towards becoming the embedded promotions partner of our Fortune 500 clients via longer term, recurring revenue contracts,” said Atul Sabharwal, CEO of Snipp. “The stickiness of these contracts cannot be underestimated, because they show a willingness by some of the largest companies in the world to use our platform for extended periods of time across multiple promotions windows. As we build these relationships, we continue to enhance and expand our platform, giving these customers more tools and reasons to remain loyal to Snipp.”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following are calculations of Gross Margin:

	Quarter ended March 31, 2016		Quarter ended March 31, 2015
	CAD	USD	CAD	USD
Revenue	$2,892,438	$2,107,430	$4,599,479	$3,705,800
Less:
Campaign infrastructure	$720,500	$524,956	$4,416,839	$3,558,647

Gross Margin	$2,171,938	$1,582,474	$182,640	$147,153

Exchange rates used for USD to CAD based on Bank of Canada rates:

1.3725 Quarter ended March 31, 2016 (average)

1.2412 Quarter ended March 31, 2015 (average)

1.2987 as at March 31, 2016

For More Information

In conjunction with this announcement, Snipp management will be holding a conference call on Tuesday May 30, 2016, at 12:00 P.M. (noon) Eastern Standard Time to discuss the Company's quarterly results for Q1 2016.

Q1 2016 QUARTER END CONFERENCE CALL DETAILS:

DATE:

Tuesday May 31, 2016

TIME:

12:00 P.M. (NOON) EST

DIAL IN NUMBER:

International: 719-325-2455

North American Toll Free: 888-572-7025

Conference ID: - 4523586

The live conference call may also be accessed on the company website and via the following link:

https://streaming.webcasts.com/starthere.jsp?ei=1105705

Please dial in approximately 15 minutes prior to the start of the call.

A replay of this call will be available from Tuesday May 31, 2016 3:00 PM – Friday, June 3, 2016 3:00 PM (all times are Eastern). Replay Passcode: 4523586

Participants may register for the replay dial in number at: https://jsp.premiereglobal.com/webrsvp

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

d: 323-205-4336

m: 310.625.4462

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.